

Mail Stop 7010

April 4, 2007

By U.S. Mail and Facsimile

Mr. Douglas L. Kelly
Chief Financial Officer
A.G. Edwards, Inc.
One North Jefferson Avenue
St. Louis, Missouri 63103

   Re: Form 10-K for the Fiscal Year Ended February 28, 2006
      Form 10-Q for the Fiscal Quarter Ended May 31, 2006
      Form 10-Q for the Fiscal Quarter Ended August 31, 2006
      Form 10-Q for the Fiscal Quarter Ended November 30, 2006
      File No. 001-08527

Dear Mr. Kelly:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief